UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report: November 25, 2015
Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare
L-1610 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No  ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, we exercised our right to rescind the construction contract (the “Construction Contract”) for the ultra-deepwater drillship Pacific Zonda on October 29, 2015, due to the failure by Samsung Heavy Industries (“SHI”) to timely deliver a vessel in accordance with the Construction Contract’s specifications. Pursuant to the arbitration provisions of the Construction Contract, SHI commenced arbitration proceedings on November 25, 2015 alleging that our termination of the Construction Contract was premature and unlawful, and claiming the full purchase price plus damages and costs from us. We refute SHI's claim, and we are seeking to recover all advance payments made by us under the Construction Contract (plus interest) under the refund guarantee issued by a third-party bank or from SHI. We are also claiming damages for our other costs and expenses of construction and costs of our buyer supplied equipment from SHI. We do not expect recovery until the conclusion of the arbitration process under English law, which is expected to take at least one year.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated:	December 1, 2015	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary